---------------------------
                                                     OMB APPROVAL OMB
                                                     Number: 3235-0104 Expires:
                                                     December 31, 2001 Estimated
                                                     average burden
                                                     hours per response. . . 0.5
                                                     ---------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Coursen                           Jeffrey                  D.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                          c/o ATX Communications, Inc.
                                50 Monument Road
--------------------------------------------------------------------------------
                                    (Street)

 Bala Cynwyd                           PA                   19004
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Date/Year)

                                    10/2/02
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                         ATX Communications, Inc. (COMM)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Senior Vice President - Chief Operating
     Officer of the Commercial Division
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Date/Year)

                                      N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                 543                           D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

                                                                          Page 1
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Options      (1)       1/11/12         Common Stock           77,400         $1.00           D
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Options    (2)       1/11/12         Common Stock          300,000         $1.00           D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

1. The options vest in three installments: 28,316 shares vested on January 11, 2002, 24,542 shares will vest on January 1, 2003 and 24,542 shares will vest on January 1, 2004, subject to continued employment.

2. The options vest in three installments: 100,000 shares vested on January 11, 2002, 100,000 shares will vest on January 1, 2003, and 100,000 shares will vest on January 1, 2004, subject to continued employment.


          /s/ Jeffrey D. Coursen                                10/11/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2